UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                             Carlyle Golf, Inc.
                              (Name of Issuer)

                       Common Stock, $.001 par value)
                       (Title of Class of Securities)

                                 143083 10 3
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 24, 1996
           (Date of Event which Requires Filing of this Statement)


CUSIP No. 143083 10 3

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William A. Clymor

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       272,500
Beneficially Owned       8)  Shared Voting Power     309,712
By Each Reporting        9)  Sole Dispositive Power  272,500
Person With             10)  Shared Dispositive
                              Power                  309,712

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     582,212

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     11.4%

14)  Type of Reporting Person

     IN


                             AMENDMENT NO. 2 TO
                                SCHEDULE 13D
                              WILLIAM A. CLYMOR


Item 1    Security and Issuer

          $.001 par value Common Stock ("the Shares") of Carlyle Golf, Inc. (the "Company"), 10550 East 54th Avenue, Unit E, Denver, Colorado 80239

Item 2    Identity and Background

          (a)  Name:          William A. Clymor

          (b)  Business       Penthouse Four, 5445 DTC Parkway
               Address:       Englewood, Colorado 80111

          (c)  Principal
               Occupation:    Chairman of the Board and
                              Chief Executive Officer
                              Carlyle Golf, Inc.
                              10550 East 54th Avenue
                              Denver, Colorado 80239

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          On April 1, 1996, the Mr. Clymor and the Company entered into a Stock Purchase Agreement (the "Agreement") whereby Mr. Clymor agreed to use his personal funds to invest $500,000 in additional shares of Common Stock. The Agreement provided for Mr. Clymor to invest $500,000 on or before June 1, 1996 at a purchase price per share equal to the average of the NASDAQ trading price over the 10-day period beginning on the third business day following the announcement of the Company's second quarter financial results, less 10%. Pursuant to the terms of the Agreement, Clymor Partners, Ltd., L.L.P., a Colorado limited liability partnership, of which Mr. Clymor is the managing partner, purchased 309,712 Shares on June 24, 1996.

Item 4.   Purpose of Transaction

          (a)  See Item 3.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 582,212 Shares of Common Stock (11.4%) beneficially owned, which includes presently exercisable options to purchase 200,000 Shares.

          (b) Number of Shares as to which there is sole power to vote - 272,500; shared power to direct the vote - 309,712; sole power to direct the disposition - 272,500; shared power to direct the disposition - 309,712.

          (c) April 1, 1996: Mr. Clymor received a right to acquire additional Shares pursuant to the Agreement. See Item 3.

          (d)  None.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  7/15/96                    /s/ William A. Clymor
                                  William A. Clymor

                                  APPENDIX


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )

                             Carlyle Golf, Inc.
                              (Name of Issuer)

                       Common Stock, $.001 par value)
                       (Title of Class of Securities)

                                 143083 10 3
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 7, 1995
           (Date of Event which Requires Filing of this Statement)


CUSIP No. 143083 10 3

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William A. Clymor

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       272,500
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  272,500
Person With             10)  Shared Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     272,500

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     6.2%

14)  Type of Reporting Person

     IN

                                SCHEDULE 13D
                              WILLIAM A. CLYMOR


Item 1    Security and Issuer

          $.001 par value Common Stock ("the Shares") of Carlyle Golf, Inc. (the "Company"), 10550 East 54th Avenue, Unit E, Denver, Colorado 80239

Item 2    Identity and Background

          (a)  Name:          William A. Clymor

          (b)  Business       Penthouse Four, 5445 DTC Parkway
               Address:       Englewood, Colorado 80111

          (c)  Principal
               Occupation:    Chairman of the Board and
                              Chief Executive Officer
                              Carlyle Golf, Inc.
                              10550 East 54th Avenue
                              Denver, Colorado 80111

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          On November 7, 1994, the Compensation Committee of the Board of Directors of the Company granted Mr. Clymor options to purchase 500,000 Shares with an exercise price of $2.6563 per Share subject to vesting: 100,000 vesting immediately on 11/7/94, the remaining options vesting 100,000 11/7/95, 100,000 11/7/96,
          100,000 11/7/97 and 100,000 11/7/98 if he is still Chairman of the Board and Chief Executive Officer on those dates. The 50,000 Shares acquired January 18, 1995 through February 9, 1995 were acquired with personal funds.

Item 4.   Purpose of Transaction

          The options were granted to Mr. Clymor as part of his total compensation package for services as Chairman of the Board and Chief Executive Officer of the Company. The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer
          (a) 272,500 Shares of Common Stock (6.2%) beneficially owned, which includes presently exercisable options to purchase 200,000 Shares.

          (b) Number of Shares as to which there is sole power to vote - 272,500; shared power to direct the vote - 0; sole power to direct the disposition - 272,500; shared power to direct the disposition - 0.

          (c) November 7, 1995: Options to purchase 200,000 Shares were vested from the grant of options to purchase 500,000 Shares subject to vesting approved by the Compensation Committee of the Board of Directors of the Company. Currently, 300,000 Shares are still subject to vesting.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  12-20-95                   /s/ William A. Clymor
                                  William A. Clymor

                                  APPENDIX

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                             Carlyle Golf, Inc.
                              (Name of Issuer)

                       Common Stock, $.001 par value)
                       (Title of Class of Securities)

                                 143083 10 3
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 1, 1996
           (Date of Event which Requires Filing of this Statement)


CUSIP No. 143083 10 3

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William A. Clymor

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       716,944
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  716,944
Person With             10)  Shared Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     716,944

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     14.8%

14)  Type of Reporting Person

     IN


                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D
                              WILLIAM A. CLYMOR


Item 1    Security and Issuer

          $.001 par value Common Stock ("the Shares") of Carlyle Golf, Inc. (the "Company"), 10550 East 54th Avenue, Unit E, Denver, Colorado 80239

Item 2    Identity and Background

          (a)  Name:          William A. Clymor

          (b)  Business       Penthouse Four, 5445 DTC Parkway
               Address:       Englewood, Colorado 80111

          (c)  Principal
               Occupation:    Chairman of the Board and
                              Chief Executive Officer
                              Carlyle Golf, Inc.
                              10550 East 54th Avenue
                              Denver, Colorado 80111

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          On April 1, 1996, the Mr. Clymor and the Company entered into a Stock Purchase Agreement (the "Agreement") whereby Mr. Clymor agreed to use his personal funds to invest $500,000 in additional shares of Common Stock. The Agreement provides for Mr. Clymor to invest $500,000 on or before June 1, 1996 at a purchase price per share equal to the average of the NASDAQ trading price over the 10-day period beginning on the third business day following the announcement of the Company's second quarter financial results, less 10%.

Item 4.   Purpose of Transaction

          (a)  See Item 3.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer*

          (a) 716,944 Shares of Common Stock (14.8%) beneficially owned, which includes presently exercisable options to purchase 200,000 Shares and 444,444 additional Shares.

          (b) Number of Shares as to which there is sole power to vote - 716,944; shared power to direct the vote - 0; sole power to direct the disposition - 716,944; shared power to direct the disposition - 0.

          (c) April 1, 1996: Mr. Clymore received a right to acquire 444,444 additional Shares pursuant to Stock Purchase Agreement with the Issuer. See Item 3.

          (d)  None.

          (e)  Not applicable.

          * All figures as to number of shares and percent of class are estimated based upon an investment of $500,000 at 90% ($1.125) of the closing price ($1.25) on April 1, 1996, the effective date of the Stock Purchase Agreement between Mr. Clymor and the Issuer for an agreed upon investment in Shares by Mr. Clymor of $500,000 on or before June 1, 1996 at a purchase price per share equal to the average of the NASDAQ trading price over the 10-day period beginning on the third business day following the announcment of the Company's second quarter financial results, less 10%.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  4/23/96                    /s/ William A. Clymor
                                  William A. Clymor